EXHIBIT 5(a)

[Letterhead of McDonald and McDonald]

April 27, 2005

Board of Directors of

The Dress Barn, Inc.

30 Dunnigan Drive

Suffern, New York 10901

Ladies and Gentlemen:

I have acted as counsel to The Dress Barn, Inc., a Connecticut corporation (“the “Company”) and DBX, Inc., a New York corporation (“DBX”), a wholly owned subsidiary. DBX is referred to herein as the “Guarantor.” I am rendering this opinion in connection with the registration for resale by the holders thereof of $115,000,000 aggregate principal amount of 2.50% Convertible Senior Notes due 2024 (the "Notes") and 5,470,722 shares of common stock, par value $.05 per share (“Common Stock”), issuable in certain circumstances upon conversion of the Notes, under the Securities Act of 1933, as amended (the "Securities Act"), by the Company, on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on April 27, 2005 (the "Registration Statement"). The Notes have been issued pursuant to an indenture dated December 15, 2004, as thereafter supplemented (the "Indenture") by and among the Company, the Guarantor, certain other subsidiary guarantors of the Company as named therein and The Bank of New York, as trustee.

In connection with rendering this opinion, I have examined originals or copies of such documents, corporate records and other instruments as I have deemed relevant, including, without limitation: (i) the certificate of incorporation of the Company and the Guarantor; (ii) the by-laws of the Company and the Guarantor; (iii) the resolutions of the Board of Directors of the Company that were adopted on December 3, 2004; (iv) the resolutions of the Board of Directors of the Guarantor that were adopted on January 3, 2005; (v) the certificates, dated January 3, 2005, executed by the officers of the Company and the Guarantor; (vi) the Indenture and (vii) the guarantee of the Guarantor (the “Guarantee”).

In rendering this opinion, I have assumed the genuineness of all signatures, the legal capacity of natural persons and the authenticity of all documents I have examined. As to questions of fact relevant to this opinion, with your consent and without any independent verification, I have relied upon, and assumed the accuracy of, written statements of certain public officials, including certificates of officers of the Company and the Guarantor.

Insofar as this opinion relates to the Guarantee by the Guarantor, I have assumed the adequacy of the consideration that supports the agreements of the Guarantor and the solvency and adequacy of capital of the Guarantor.

Based upon the foregoing, it is my opinion that:

1.	The Company has the corporate power and authority to enter into the Notes.

2.	The Guarantor has the corporate power and authority to enter into the Guarantee.

3.         The execution, delivery and performance of the Notes by the Company and the Guarantee by the Guarantor have been duly authorized by all requisite corporate action.

4.         Each of the Notes and the Guarantee, when executed and delivered as contemplated by the Indenture, will have been duly executed and delivered by each of the Company and the Guarantor, respectively.

5.         The Common Stock when issued upon conversion of the Notes will be duly authorized, validly issued, fully paid and non-assessable.

This opinion is limited to the law of the States of Connecticut and New York.

Solely for the purpose of providing its opinion filed as Exhibit 5 to the Registration Statement, Proskauer Rose LLP, outside counsel to the Company, may rely upon this opinion.

I hereby consent to the filing of this opinion as Exhibit 5(a) to the Registration Statement and to the reference to my name under the caption "Legal Matters" in the prospectus contained in the Registration Statement. In giving the foregoing consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act, as amended, or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Christopher J. McDonald